Rob Landau, CEO

Pacific Gold Corp.

465 South Meadows Parkway #20

Reno, NV   89521

P: 647-288-1506 F: 647-288-1509

November 20, 2009

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn: H. Roger Schwall

         Assistant Director

Re:

Pacific Gold Corp., Preliminary Information Statement on Schedule 14C, Filed October 14, 2009; file No. 0-32629

Dear Sirs:

Reference is made to the letter of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 19, 2009, setting forth comments to the Preliminiary Information Statement on Schedule 14C (the “14C”), filed by Pacific Gold Corp. (the “Company”) on October 14, 2009 and revised on November 10, 2009. Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses.

Schedule 14C – General compliance comments:

1.

We note your response to prior comment 1 and reissue the comment. Please tell us when you intend to provide the overdue filings and the steps you are taking to meet your reporting obligations.

Response: The Company has evaluated its reporting requirements and has determined that it is behind in the 2008 10-K, and the three 2009 10-Q reports. The Company’s plan is to engage a new audit firm at the beginning of 2010 and working with internal bookkeepers and management prepare and file all the required reports before the end of Q1 2010. The budget for these reports is $30,000 for the 10-K reports and $4,000 for each of the three 10-Q reports. The company is seeking different avenues of obtaining financing for working capital, which includes asset sales, selling equity and borrowings.

2.

In light of your delinquency in meeting your reporting obligations, please advise us how you are providing investors with the information needed to make informed decisions regarding transactions in your securities, whether in the markets or on a non-public basis. In particular, discuss your responsibilities to security holders wishing to transact sales or purchases pursuant to Rule 144, as well as any obligations the company may have with respect to transactions by insiders and affiliates during this period in which inadequate public disclosure exists. We may have further comment.

Response: The Company has very minimal current operations.  The Company has continued to provide disclosure on EDGAR when there has been a significant or reportable event by filing a Current Report on Form 8-K.  For example, the Company reported the resignation of the CFO and the entry into a material agreement.  The Company has made limited press release disclosure of significant events as filed with the SEC and limited periodic corporate updates.  The Company also maintains a website, on which it posts the foregoing information.  The Company understands that the above is not a substitute for full financial reporting, and limits its scope of disclosure through these alternative means.

The Company does not subscribe to the paid Pink Sheets informational services.  Therefore, it does not supply any information to the Pink Sheets.

The Company is not making any selective non-public disclosure unless it is subject to the requirements of Regulation F-D.  In such rare event, the Company practice is to obtain a non-disclosure and non-trading agreement.

The Company understands that Rule 144 sales are restricted because it is not current in its reporting with the SEC, and it is aware of its responsibilities to limit sales under Rule 144. The insiders and affiliates have not made and are not attempting to make any sales of securities under Rule 144.  There are no agreements requiring the Company to facilitate sales pursuant to Rule 144 available to any insider or affiliated party.

The Company hereby acknowledges that:

●  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing: and

●  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (416) 214-1483.

Sincerely,

s/Rob Landau

Rob Landau

CEO

RL/rl

cc. Andrew Hudders, Esq.